Exhibit 99.1

RESEARCH CAPITAL CORPORATION
Suite 1920, 1075 West Georgia Street
Vancouver, British Columbia V6E 3C9

November 6, 2026

Modern Mining Technology Corp.
Suite 1500 – 1055 West Georgia Street
Vancouver, BC V6E 4N7

Attention: Mr. Kuljit Basi, President, Chief Executive Officer and Director

Dear Sirs / Mesdames:

We understand that Modern Mining Technology Corp. (the “Company”) wishes to offer common shares (the “IPO Shares”) of the Company for sale by way of an initial public offering (the “IPO”) to purchasers (the “Purchasers”) resident in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and such additional jurisdictions as the Company and Research Capital Corporation (the “Agent”) may agree upon (defined herein as the “IPO Provinces”). The Company is also offering the IPO Shares for sale in the United States (together with the IPO Provinces, the “IPO Jurisdictions”) pursuant to a Regulation A Tier 2 offering (the “Reg A Offering”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

The IPO shall consist of a minimum (the “Minimum Offering”) of 3,529,412 IPO Shares and a maximum (the “Maximum Offering”) of 9,411,764 IPO Shares at a price of US$4.25 per IPO Share (the “IPO Price”), for aggregate gross proceeds of US$15,000,001 in the event of the completion of the Minimum Offering and US$39,999,997 in the event of the completion of the Maximum Offering. Up to 941,176 IPO Shares (the “Canadian Offering”) of the IPO are being offered for sale in the IPO Provinces, and the Company wishes to appoint the Agent as its sole and exclusive agent with respect to the Canadian Offering. For greater clarity, the IPO Shares sold in the Canadian Offering will be qualified under the Reg A Offering and will form part of the Reg A Offering.

Subject to the terms and conditions set forth in this Agreement, the Company hereby appoints the Agent, and the Agent accepts such appointment, to act as the Company’s sole and exclusive agent on a best efforts basis to sell the Canadian Offering pursuant to the Prospectus (as hereafter defined) in the IPO Provinces. It is understood and agreed that the Agent is under no obligation to purchase any IPO Shares, although the Agent may purchase IPO Shares if it so desires.

The Company shall also apply for listing on the NYSE American LLC (the “Exchange”).

1.	Interpretation and Defined Terms

1.1	Interpretation. For the purposes of this Agreement, unless the context otherwise requires:

(a)	Persons – a reference to an individual shall include corporations, partnerships, trusts and other artificial entities and vice versa; a reference to any gender shall include the opposite gender; and any reference to a particular type of artificial entity shall include all other types of artificial entities;

(b)	Number – a reference to the singular in number shall include the plural and vice versa;

(c)	Time – a reference to any time shall refer to Vancouver, British Columbia time;

(d)	Currency – a reference to currency shall refer to lawful currency of Canada, except where otherwise stated;

(e)	Statutes – a reference to a statute or “laws” shall include all rules, regulations, notices, orders, policies and other instruments made pursuant thereto, and all amendments, supplements, re-enactments and replacements thereof made from time to time; and

(f)	Divisions and Headings – the division of this Agreement into articles, sections and other sub-divisions, and the use of headings, is for convenience only and shall not affect the construction or interpretation of, or be used to limit the effect of, any of the terms and conditions of this Agreement.

1.2	Defined Terms. For purposes of this Agreement, the following terms shall have the ascribed meanings unless the context otherwise requires:

(a)	“Agent” means Research Capital Corporation;

(b)	“Agent’s Commission” means the commission to be paid to the Agent, as more particularly set out in section 3.1(a) hereof;

(c)	“Agent’s Warrants” means the share purchase warrants of the Company forming a part of the Agent’s compensation and having the terms set out in section 3.1(b) hereof;

(d)	“Agent’s Warrant Certificate” means the certificate representing and setting out the terms and conditions of the Agent’s Warrants, in form and content satisfactory to the Agent and to the Company;

(e)	“Agent’s Warrant Shares” means the common shares of the Company issuable upon exercise of the Agent’s Warrants;

(f)	“Agreement” means this agency agreement, including all recitals herein and all schedules, appendices and exhibits attached hereto, as amended or supplemented from time to time;

(g)	“Amendment” means any amendment to the Preliminary Prospectus or the Prospectus;

(h)	“Applicable Securities Laws” means collectively the applicable securities laws of each of the IPO Jurisdictions which shall include, without limitation, the laws of each such jurisdiction in which the IPO Shares are sold and the respective regulations promulgated under such laws;

(i)	“Company” means Modern Mining Technology Corp., including any material subsidiaries where applicable;

(j)	“Contaminant” has the meaning set out in section 5.1(kk) hereof;

(k)	“Environmental Laws” has the meaning set out in section 5.1(kk) hereof;

(l)	“Exchange” means the NYSE American LLC;

(m)	“Expenses” has the meaning set out in section 11.1 hereof;

(n)	“Financial Statements” has the meaning set out in section 5.1(bb) hereof;

(o)	“Indemnified Parties” has the meaning set out in section 13.1 hereof;

(p)	“IPO” means the offering and sale of the IPO Shares to the public pursuant to the Prospectus and, as the context requires, the issue of the Agent’s Warrants, all pursuant to the terms and conditions of this Agreement;

(q)	“IPO Closing” means the completion of the IPO, and in the event that such occurs in one or more tranches, then each such tranche shall be an “IPO Closing”;

(r)	“IPO Jurisdictions” has the meaning set out on page 1 hereof;

(s)	“IPO Price” has the meaning set out on page 1 hereof;

(t)	“IPO Provinces” has the meaning set out on page 1 hereof;

(u)	“IPO Shares” has the meaning set out on page 1 hereof;

(v)	“Listing” means the listing of the common shares of the Company on the Exchange;

(w)	“Listing Agreement” means the listing agreement entered into between the Company and the Exchange in respect of the Listing in accordance with the policies of the Exchange;

(x)	“Money Laundering Laws” has the meaning set out in Section 5.1(bbb);

(y)	“misrepresentation” has the meaning ascribed to it by the Applicable Securities Laws;

(z)	“Offering Period” means the period beginning on the date of issuance of the final receipt by the principal regulator for the Prospectus and ending on the date that is not later than 90 days after the date on which such final receipt is issued, unless an Amendment is filed with the regulatory authorities in the IPO Provinces and a receipt for such Amendment is received, in which case, the IPO distribution will remain open for a maximum of 180 days from the date of the final receipt or such later date as may be authorized by the Executive Director or equivalent person (as defined in Applicable Securities Laws) in the respective IPO Provinces and may be agreed to by the Company and the Agent;

(aa)	“Offering Statement” has the meaning set out in Section 5.1(zz)(v);

(bb)	“Passport system” means the requirements and procedures set out in Multilateral Instrument 11-102 Passport System, of the Canadian Securities Administrators;

(cc)	“Preliminary Prospectus” means the preliminary prospectus in the Provinces of British Columbia, Alberta, Manitoba, Saskatchewan, and Ontario of the Company dated October 23, 2026 relating to the IPO, as amended from time to time;

(dd)	“Prospectus” means the final prospectus of the Company relating to the IPO, as amended from time to time;

(ee)	“Prospectuses” means the Preliminary Prospectus and Prospectus (and any Amendments filed), collectively;

(ff)	“Public Record” has the meaning set out in section 5.1(e) hereof;

(gg)	“Purchasers” means, as the context requires, the purchasers of the IPO Shares;

(hh)	“Regulation A” means Regulation A as promulgated by the SEC under the U.S. Securities Act;

(ii)	“SEC” means the United States Securities and Exchange Commission;

(jj)	“Securities” means the IPO Shares, Agent’s Warrants and Agent’s Warrant Shares;

(kk)	“Sub-Agents” has the meaning set out in section 2.3 hereof;

(ll)	“Subsidiary” has the meaning set out in section 5.1(a) hereof;

(mm)	“Transaction Agreements” has the meaning set out in section 5.1(m) hereof;

(nn)	“Transfer Agent Agreement” means the agreement entered into between the Company and Equity Stock Transfer, LLC in respect of registrar and transfer agent services for the common shares of the Company;

(oo)	“U.S. Exchange Act” has the meaning set out in Section 5.1(zz)(v); and

(pp)	“U.S. Securities Act” has the meaning set out on page 1 hereof.

2.	Appointment

2.1	Subject to the terms and conditions set forth in this Agreement, the Company hereby appoints the Agent, and the Agent accepts such appointment, to act as the Company’s sole and exclusive agent on a best-efforts basis to sell the Canadian Offering pursuant to the Prospectus in the IPO Provinces. It is understood and agreed that the Agent is under no obligation to purchase any IPO Shares, although the Agent may purchase IPO Shares if it so desires.

2.2	The IPO is subject to the Minimum Offering. The Company acknowledges and agrees that the Agent will hold all subscription funds received by the Agent until the subscription for the Minimum Offering has been attained. Notwithstanding any other terms of this Agreement, the Company acknowledges and agrees that all subscription funds received by the Agent will be returned to the Purchasers without interest or deduction if the minimum subscription is not attained by the last day of the Offering Period or if this Agreement or the IPO is otherwise terminated.

2.3	The Company acknowledges and agrees that the Agent may appoint other registered dealers as its agents (the “Sub-Agents”) to assist in the IPO, and that the Agent may determine the remuneration payable by the Agent to the Sub-Agents, including a division of the Agent’s Warrants. The Agent shall ensure that any Sub-Agents comply with the covenants and obligations made by the Agent to the Company herein. The Company acknowledges and agrees that each Sub-Agent shall have the benefit of the representations, warranties, covenants and obligations made by the Company to the Agent herein.

3.	Compensation

3.1	In consideration of the services to be rendered by the Agent in connection with the qualification, issue and sale of the Canadian Offering, including but not limited to acting as financial advisor to the Company, assisting the Company in the preparation of relevant documentation and assisting the Company in preparing, finalizing and obtaining requisite regulatory approvals for the Preliminary Prospectus and Prospectus, the Company shall on the date(s) of the IPO Closing:

(a)	pay to the Agent a commission (the “Agent’s Commission”) equal to 7.0% of the gross proceeds from the sale of IPO Shares by the Agent, payable in cash; and

(b)	grant to the Agent a number of non-transferable warrants (the “Agent’s Warrants”) as is equal to 2.5% of the number of IPO Shares sold by the Agent. Each Agent’s Warrant entitles the holder thereof to purchase one common share of the Company (an “Agent’s Warrant Share”) at a price of US$5.3125 per Agent’s Warrant Share until March 19, 2031; and

3.2	The Agent’s Warrants shall be qualified for distribution pursuant to the Prospectus.

3.3	As soon as practicable following Closing, but in any event not later than five business days after Closing, the Company and the Agent shall enter into an advisory agreement, on the terms and conditions to be negotiated in good faith, including the payment of an advisory fee of not less than USD$50,000 and the issue of 10,000 common shares of the Company plus any applicable taxes.

4.	Nature of the IPO

4.1	The Company agrees that the Purchasers shall have the benefit of and are entitled to rely on all representations, warranties, covenants and conditions made by the Company to or for the benefit of the Agent and/or Purchasers herein or in any certificates or documents submitted pursuant to or in connection with the transactions provided for herein as if the same had been repeated and made to the Purchasers and notwithstanding any investigation which the Agent or the Purchasers may undertake or which may be undertaken on the Agent’s or any Purchaser’s behalf.

4.2	The IPO Shares will be offered for sale pursuant to the Prospectus in the IPO Jurisdictions at the IPO Price. The Company has filed the Preliminary Prospectus and obtained a receipt from the securities regulatory authorities in each of the IPO Provinces. The Company will file the Prospectus with the applicable securities regulatory authorities in the IPO Provinces in accordance with the Applicable Securities Laws of the IPO Provinces and will use its best efforts to obtain all required receipts for or Passport system decision documents approving the Prospectus.

4.3	The Company shall also apply for listing on the Exchange.

5.	Representations and Warranties of the Company

5.1	The Company represents and warrants to the Agent and Purchasers, and acknowledges that the Agent and Purchasers are relying on such representations and warranties in, respectively, selling or purchasing the IPO Shares, and further agrees that such representations and warranties are contractually enforceable against the Company by the Purchasers through the assignment of the benefits hereof by the Agent to the Purchasers or otherwise notwithstanding that the Purchasers are not parties to this Agreement, that:

(a)	the Company has one wholly-owned and material U.S. subsidiary, Modern Mining Technology Corp. (formerly Urban Mining International Inc.) (the “Subsidiary”), which is formed under the laws of the State of Delaware;

(b)	each of the Company and the Subsidiary has been duly and validly incorporated and organized and is duly and validly existing and in good standing under the laws of its jurisdiction of incorporation, amalgamation or other formation as the case may be;

(c)	at the time of the IPO Closing, the Company will be a reporting issuer in the IPO Provinces and will not be a reporting issuer or equivalent in any jurisdiction other than the IPO Provinces;

(d)	at the time of the IPO Closing, the Company will have filed all documents that it is required to file under the continuous disclosure and other requirements of the Applicable Securities Laws of the IPO Jurisdictions and the Exchange, including but not limited to all annual and interim financial information, management discussion and analysis, annual reports, annual information forms, information circulars, press releases disclosing material changes and material change reports, and no material change relating to the Company will have occurred with respect to which the requisite material change report has not been filed and no such material change report will have been made on a confidential basis, and it will not be in default of any Applicable Securities Laws;

(e)	except as disclosed in the Prospectus, at the time of the IPO Closing, the Preliminary Prospectus, the Prospectus, the applicable financial statements, management discussion and analysis, press releases, material change reports and all other documents and information as applicable filed under Applicable Securities Laws and with the Exchange (collectively, the “Public Record”) will be, at the respective dates thereof, in all material respects accurate and, at such dates, omit no facts, the omission of which makes the Public Record, or any particulars therein, incorrect or misleading;

(f)	at the time of the IPO Closing, the common shares of the Company (including the IPO Shares) will be conditionally approved for listing on the Exchange, and the Company will not be in default of any of the listing requirements or policies of the Exchange;

(g)	Equity Stock Transfer, LLC is, and at the time of the IPO Closing will be, duly and validly appointed as the registrar and transfer agent of the common shares of the Company pursuant to the Transfer Agent Agreement;

(h)	the authorized and issued capital of each of the Company and the Subsidiary is as disclosed in the Preliminary Prospectus or Prospectus, as applicable, and the issued securities of the Company are all duly authorized, issued and outstanding as fully paid and non-assessable securities, as at the respective dates thereof;

(i)	at the time of the IPO Closing, no shares and no rights of any kind to acquire shares of each of the Company and the Subsidiary will have been issued except as disclosed in the Prospectuses, as applicable, after the date of the Financial Statements other than pursuant to any agreement in effect at the date of the Financial Statements and of which the Agent has written notice, without the prior written consent of the Agent, not to be unreasonably withheld;

(j)	at the time of the IPO Closing, no options, warrants, agreements or other rights for the purchase, subscription or issuance of shares or other securities of either of the Company and the Subsidiary or securities convertible or exchangeable for shares or other securities of the Company or the Subsidiary, as applicable, will be authorized or agreed to be issued or are outstanding, other than as disclosed in the Prospectus;

(k)	the Company has full corporate power and capacity to undertake the IPO and to create, offer, sell and issue the Securities, and all such corporate action has been taken to authorize such undertaking, creation, offer, sale and issuance;

(l)	at the time of the IPO Closing:

(i)	the IPO Shares will be duly and validly authorized and issued as fully paid and non-assessable shares of the Company;

(ii)	the Agent’s Warrants will be duly and validly authorized, created and issued;

(iii)	the Agent’s Warrant Shares will be duly and validly authorized and reserved for issue upon exercise of the Agent’s Warrants, and when issued upon exercise of the Agent’s Warrants in accordance with the terms of the Agent’s Warrant Certificates and receipt of full payment therefor, the Agent’s Warrant Shares will be duly and validly issued as fully paid and non-assessable shares of the Company; and

(iv)	at all times after the IPO Closing until the exercise or expiry of all of the Agent’s Warrants, the Company shall have a sufficient number of common shares reserved and available for issuance to satisfy its obligations under the Agent’s Warrants;

(m)	the Company has full corporate power and authority to enter into, execute, deliver and perform its obligations under each of this Agreement, the Agent’s Warrant Certificates, the Listing Agreement, the Transfer Agent Agreement and each of the agreements listed under the section titled “Material Contracts” in the Prospectus (collectively, the “Transaction Agreements”), and all such corporate action has been taken to authorize all such entering into, execution, delivery and performance;

(n)	the Company has or will have full corporate power and authority to prepare, execute and deliver the Prospectuses, and all such corporate action has been or will be taken to authorize such preparation, execution and delivery;

(o)	each of the Transaction Agreements, Prospectuses has been, or will be upon execution and delivery thereof by the Company, duly and validly authorized, executed and delivered by each of the Company and the Subsidiary, and each of the Transaction Agreements constitutes, or will constitute upon execution and delivery thereof by the Company and the Subsidiary, as applicable, a legal, valid and binding obligation of the Company and the Subsidiary enforceable against it in accordance with each of their respective terms subject to laws affecting enforceability including, but not limited to, bankruptcy, insolvency, moratorium, reorganization and equitable remedies and is in good standing in all material respects according to their respective terms;

(p)	neither the Company nor the Subsidiary is in material default or breach of, and the execution and delivery by the Company or the Subsidiary, as applicable, of each of the Transaction Agreements and the Prospectuses, and the performance of the transactions contemplated by the Transaction Agreements, do not and will not result in a default or breach of, and do not create a state of facts which after notice or lapse of time or both will result in a default or breach of, and do not and will not conflict with, any of the terms, conditions or provisions of (i) the constating documents, articles or any resolutions of the directors or shareholders of the Company or the Subsidiary, as applicable, (ii) any indenture, contract, agreement (written or oral), lease, instrument or other document to which the Company or the Subsidiary, as applicable, is a party or by which the Company or the Subsidiary, as applicable, or its assets is or will be contractually bound as of the time of the IPO Closing, or (iii) any statute, rule, regulation, policy, judgment, decree or order of any court, governmental authority or administrative body of any kind whatsoever having jurisdiction over the Company or the Subsidiary, as applicable, or its properties or assets;

(q)	insofar as the Company is aware after due inquiry, other than a receipt for the Prospectus, the qualification by the SEC of the Post-Qualification Amendment No. 3 to the Offering Statement on Form 1-A filed with the SEC on August 28, 2026, or any further amendment thereto, the issuance by NYSE Regulation of an authorization letter for listing on the Exchange, and the filing by the Exchange of the certification on EDGAR within five days of the filing of the Form 8-A registration statement by the Company to be registered under Section 12(b) of the U.S. Exchange Act, no consent of any third party is required in connection with the transactions contemplated by the Transaction Agreements

(r)	each of the Company and the Subsidiary has all requisite corporate power and capacity and has taken all necessary corporate action to authorize it to carry on its business as now conducted and as currently proposed to be conducted and to own, lease and operate its property and assets, and has all necessary licenses, permits, authorizations, and other approvals necessary to permit it to conduct its business as presently conducted and all such licenses, permits, authorizations and approvals are in full force and effect in accordance with their terms, and is in good standing, in the jurisdictions where it carries on its business and owns, leases and operates its property and assets;

(s)	each of the Company and the Subsidiary holds all registrations, licenses, permits, consents or qualifications (whether governmental, regulatory or otherwise) required in order to enable its business to be carried on as now conducted, and (i) all such registrations, licenses, permits, consents and qualifications are valid and subsisting and in good standing, and (ii) neither the Company nor the Subsidiary has received any notice of proceedings relating to the revocation or modification of any such registration, license, permit, consent or qualification which, if the subject of an unfavourable decision, ruling or finding, would have a material adverse effect (financial or otherwise) on the assets, properties, liabilities, obligations, conduct of the business, operations, affairs, condition or prospects of the Company or the Subsidiary, as applicable;

(t)	each of the Company and the Subsidiary has conducted and is conducting its business in accordance with industry practices and none of the Company, the Subsidiary, or, to the knowledge of the Company, any of its directors, officers and promoters are in breach of any applicable law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever that, in the sole opinion of the Agent, would have a material adverse effect on (actual, anticipated, threatened. proposed or prospective, whether financial or otherwise) the assets, properties, liabilities, obligations, position, business, operations, affairs, prospects, results of operations or financial condition (absolute, accrued, contingent or otherwise), market price or value of the common shares of the Company, or the capital or control of the Company;

(u)	each of the Company and the Subsidiary is the beneficial owner of or has the right to acquire the interests in the business, properties and assets as disclosed in the Prospectus, and has good and marketable title thereto free and clear of any and all liens, charges, pledges, security interests and other claims, demands and encumbrances of any nature or kind whatsoever except as disclosed in the Prospectus, and any and all agreements pursuant to which the Company or the Subsidiary, as applicable, holds or will hold any such interest in such business, properties or assets have been duly authorized, executed and delivered by the parties thereto, are legal, valid and binding obligations of the parties thereto enforceable in accordance with their respective terms and are in good standing in all material respects according to their terms, and any and all such business, properties and assets are not in default of and are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated;

(v)	in this section, “Intellectual Property” means all domestic and foreign (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications, patent disclosures and industrial designs, together with all re-issuances, continuations, continuations-in-part, revisions, extensions and re-examinations thereof, (b) trademarks, service marks, trade dress, trading styles, logos, trade names and business names, domain names, social media handles, together with all translations, adaptations, derivations and combinations thereof and including all goodwill associated therewith and all applications, registrations and renewals in connection therewith, (c) copyrightable works, copyrights and applications, registrations and renewals in connection therewith, (d) trade secrets and confidential business information (including ideas, research and development, know-how, formulas, algorithms, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals), (e) computer systems, software, data and related documentation, (f) right, title and interest as licensee or authorized user of any of the aforementioned intellectual property, and (g) copies and tangible embodiments thereof in whatever form or medium whether now known or hereafter developed;

(i)	(A) each of the Company and the Subsidiary owns, or has obtained valid and enforceable licenses for, or other rights to use, the Intellectual Property necessary to permit the Company and the Subsidiary to conduct its business as currently conducted, including the Intellectual Property described in the Prospectus; (B) neither the Company nor the Subsidiary has knowledge that it lacks any rights or licenses to use all Intellectual Property necessary and material for the conduct of the business; (C) no third parties have rights to any Intellectual Property that is owned by or licensed to the Company or the Subsidiary, except as disclosed in the Prospectus, other than rights acquired pursuant to non-exclusive licenses granted by the Company or the Subsidiary in the ordinary course of business or Intellectual Property licensed to the Company or the Subsidiary; (D) all of the applied for or registered Intellectual Property that is owned by or licensed to the Company or the Subsidiary and necessary and material in the operation of the business is in full force and effect and, to the knowledge of the Company, neither the Company nor the Subsidiary has failed to take any actions with respect to such applied for or registered Intellectual Property in a manner which would result in the abandonment, opposition, re-examination, rejection, impeachment, cancellation, termination, lapsing, limitation, expungement or unenforceability of any of such applied for or registered Intellectual Property; (E) all applications, registrations, filings, renewals and payments necessary to preserve the rights in and to the applied for or registered Intellectual Property that is owned by or licensed to the Company or the Subsidiary and necessary and material to the operation of the business of the Company or the Subsidiary have been duly filed, made, prosecuted and maintained, are in good standing and are, if owned by the Company or the Subsidiary, recorded in the name of the Company or the Subsidiary, and neither the Company nor the Subsidiary has received any written notice indicating that any application for registration of the Intellectual Property that is owned by the Company or the Subsidiary has been finally rejected or denied by the applicable reviewing authority, except as would not, individually or in the aggregate, have or would reasonably be expected to have a material adverse effect; (F) there is no pending, or to the knowledge of the Company, threatened or contemplated, action, suit, proceeding or claim by any other Person challenging the validity or enforceability of any Intellectual Property owned or licensed by the Company or the Subsidiary, and the Company has no knowledge of any facts which form a reasonable basis for any such claim; and (G) neither the Company nor the Subsidiary has received any written notice or claim challenging its ownership or right to use any of the Intellectual Property;

(ii)	(A) each of the Company and the Subsidiary is the sole and exclusive legal and/or beneficial owner, as applicable, of, has good and marketable title to, and owns all right, title and interest in all material Intellectual Property that is owned by the Company or the Subsidiary, as applicable, free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, options to purchase and restrictions or other adverse claims of any kind or nature, and the Company has no knowledge of any claim of adverse ownership in respect thereof; (B) no consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Intellectual Property that is owned by the Company or the Subsidiary; and (C) none of the Intellectual Property that is owned by the Company or the Subsidiary comprises an improvement to any Intellectual Property that would give any third person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property;

(iii)	(A) to the knowledge of the Company, the conduct of the business (including, without limitation, the use or other exploitation of the Intellectual Property owned or licensed by the Company or the Subsidiary) has not infringed, violated, misappropriated or otherwise conflicted with any intellectual property right of any third person; and (B) to the knowledge of the Company, there is no pending, threatened or contemplated action, suit, proceeding or claim by any other person that the Company or the Subsidiary infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Company/Subsidiary’s products under development) any intellectual property right owned by any other person, and the Company has no knowledge of any facts which form a reasonable basis for any such claim;

(iv)	to the knowledge of the Company, no person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Company or the Subsidiary in or to any of the Intellectual Property; and

(v)	to the extent that any of the Intellectual Property that is owned by the Company or the Subsidiary is licensed or disclosed to any other person by the Company or the Subsidiary, each of the Company and the Subsidiary has entered into a valid and subsisting written agreement with any such person which contains terms and conditions prohibiting the unauthorized use or transfer of such Intellectual Property by such person. Other than such agreements that have expired in accordance with their respective terms, all such agreements are in full force and effect and, to the knowledge of the Company, neither the Company or the Subsidiary is in material default or material breach of its obligations thereunder;

(w)	neither the Company nor the Subsidiary is a party to any material contracts other than as disclosed in the Prospectus;

(x)	no actions, suits, inquiries, investigations or other proceedings exist or are pending or, to the knowledge of the Company or its directors or officers, are contemplated or threatened to which any of the Company, the Subsidiary or its directors or officers, is a party or is subject, or to which the property of the Company or the Subsidiary is subject that would result individually or in the aggregate (i) in any material adverse change in or have a material adverse effect on (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) the business, operations, affairs, prospects, condition, capital or control of the Company or the Subsidiary; (ii) requiring an amendment to the Prospectus or the Transaction Agreements; or (iii) materially impairing the ability of the Company or the Subsidiary to consummate the transactions contemplated by the Transaction Agreements or to duly perform and observe its covenants and obligations under the Transaction Agreements;

(y)	since 2021, and, to the best knowledge of the Company after due inquiry, for the period from inception until 2021, neither the Company nor the Subsidiary has entered into a transaction material in nature to the Company or the Subsidiary, as applicable, other than as disclosed in the Prospectus, and if required by law or generally accepted accounting standards, all of the material transactions of the Company and the Subsidiary have been promptly and properly recorded or filed in or with its respective books and records;

(z)	each of the Company and the Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with applicable laws and to maintain asset accountability; (iii) access to financial assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(aa)	the auditors of the Company who have audited and will audit the consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 and deliver their report with respect thereto, are and will be independent public accountants;

(bb)	the audited consolidated financial statements of the Company and the interim consolidated financial statements of the Company delivered to the Agent and included in the Preliminary Prospectus and Prospectus (collectively the “Financial Statements”) are complete and accurate in all material respects, and present fairly, in all material respects, the financial position of the Company and the Subsidiary as at the dates set out therein and the results of its operations and the changes in its financial position for the periods then ended, and are prepared in accordance with the International Financial Reporting Standards, consistently applied throughout the periods covered thereby;

(cc)	except as disclosed in the Prospectus, subsequent to the respective dates as of which information is given therein, neither the Company or the Subsidiary has incurred or accrued any material liabilities or obligations (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) or entered into any transaction not in the ordinary course of the business;

(dd)	except as disclosed in the Prospectus, subsequent to the respective dates as of which information is given therein, there has been no material change in or affecting, nor any material facts, transactions, events or occurrences, which could have a material effect on (actual, anticipated, threatened, proposed or prospective, whether financial or otherwise) the assets, properties, liabilities, obligations, business, affairs, results of operations or financial position (absolute, accrued, contingent or otherwise) or the capital or control of the Company or the Subsidiary;

(ee)	at the time of the IPO Closing, neither the Company nor the Subsidiary will have, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its common shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or securities or agreed to do any of the foregoing;

(ff)	there is not, in the constating documents or the articles of the Company or in any agreement, mortgage, note, debenture, indenture or other agreement, instrument or document to which the Company is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its common shares;

(gg)	at the time of the IPO Closing, each of the Company and the Subsidiary will have filed all tax returns and reports required to be filed, and paid all such taxes and related charges of any kind whatsoever due and payable or established on its books and records reserves that are adequate for the payment of all such taxes and related charges of any kind whatsoever not yet due and payable, and there are no liens for taxes on the assets of the Company or the Subsidiary; there are no audits known by the Company’s management to be pending on the tax returns of the Company or the Subsidiary (whether federal, provincial, local or foreign), and there are no claims which have been or, to the knowledge of the Company, may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any government agency of any deficiency that would have a material adverse effect (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) on the assets, properties, liabilities, obligations, business, operations, affairs, prospects, results of operations or financial position (absolute, accrued, contingent or otherwise), or the capital or control of the Company or the Subsidiary;

(hh)	none of the Canada Revenue Agency, the Internal Revenue Service of the United States nor any other taxation authority in any jurisdiction has asserted or, to the best of the Company’s knowledge, threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Company or the Subsidiary filed for any year which would have a material adverse effect (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) on the assets, properties, liabilities, obligations, business, operations, affairs, prospects or financial condition (absolute, accrued, contingent or otherwise) or the financial position or results of operations of the Company or the Subsidiary;

(ii)	all filings made by the Company and the Subsidiary under which it has received or is entitled to government loans or incentives have been made in accordance with, in all material respects, applicable legislation and contain no misrepresentations of a material fact or omit to state any material fact which could cause any amount previously paid to the Company or the Subsidiary or previously accrued on the accounts thereof to be recovered or disallowed;

(jj)	[intentionally deleted]

(kk)	the business and properties of the Company and the Subsidiary are in compliance in all material respects with all Environmental Laws and there are no facts known after due enquiry by the Company which could give rise to a notice of non-compliance with or could result in a default under any Environmental Laws; and for purposes hereof, the term “Environmental Laws” means all applicable laws, rules, regulations, policies, judgments, decrees, orders or other instruments relating to environmental or occupational health and safety matters in effect as at the date hereof including, without limitation, those pertaining to reporting, licensing, permitting, remediation, clean-up and investigation in connection with any release or threatened release of a Contaminant or relating to the manufacture, processing, storage, handling, distribution, transportation, investigation and remediation and the like of a Contaminant, and for purposes hereof, the term “Contaminant” means any substance or material that is prohibited, controlled or regulated by any governmental authority including, without limitation, any contaminants, pollutants, petroleum or its derivatives, by-products or other hydrocarbons, dangerous substances or goods, asbestos, toxic or hazardous substances or materials, controlled products, wastes involving hazardous wastes and any other materials that are by their nature hazardous, either in fact or as defined in or pursuant to any Environmental Laws;

(ll)	to the knowledge of the Company, the Company’s/Subsidiary’s business, as now conducted does not, and as currently proposed to be conducted will not, infringe or conflict with any material respect patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses or other intellectual property or franchise right of any person;

(mm)	there are no current outstanding claims against the Company or the Subsidiary alleging the infringement by the Company/Subsidiary of any patent, trademark, service mark, trade name, copyright, trade secret, license in or other intellectual property right or franchise right of any person;

(nn)	no person has taken or, to the best of the Company’s knowledge, has threatened or is in contemplation of, any action which would in any way prevent, limit, restrict or cause interference with any mineral exploration and development work which the Company or the Subsidiary currently proposes to carry out on its properties;

(oo)	no labour dispute or problem with the employees of the Company or the Subsidiary exists or, to the knowledge of the Company, is threatened or imminent, and the Company is not aware of any existing or imminent labour disturbance by the employees of any of its principal suppliers, customers or contractors that could have a material adverse effect (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) on the assets, properties, liabilities, obligations, business, operations, affairs, prospects, results of operations or condition (financial or otherwise), or capital or control of the Company or the Subsidiary, whether or not arising from transactions in the ordinary course of business;

(pp)	as at the respective dates (i) on which the certificate page of the Preliminary Prospectus and Prospectus were executed by the Agent, (ii) on which the Preliminary Prospectus and Prospectus were filed with the securities regulatory authorities of the IPO Provinces, and (iii) on which the Preliminary Prospectus and Prospectus were delivered to Purchasers, the Preliminary Prospectus and the Prospectus, as the case may be, fully complied with requirements of the Applicable Securities Laws of the IPO Provinces, provided full, true and plain disclosure of all material facts relating to the Company and the Subsidiary in accordance with the Applicable Securities Laws of the IPO Provinces and did not contain any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not untrue, false or misleading;

(qq)	the Company has taken or will take all steps as may be necessary to fully comply with the requirements of corporate laws and securities laws, including but not limited to the Applicable Securities Laws, in relation to all matters relating to the IPO, the Preliminary Prospectus, the Prospectus, the offer, sale, issue, delivery and trading of its securities generally, and the Securities in particular, and the Transaction Agreements, and the Company is entitled to avail itself of the applicable prospectus and registration exemptions available under the Applicable Securities Laws in respect of the distribution of any Agent’s Warrant Shares;

(rr)	there is no current or pending, or to the best of the Company’s knowledge, contemplated or threatened order, ruling or other determination by any securities commission, stock exchange or similar regulatory authority or any other competent authority having the effect of ceasing, suspending, prohibiting or preventing the trading of any securities of the Company, of any trading by any one or more directors, officers, other insiders or promoters of the Company to the best of the Company’s knowledge, or the creation, offer, sale issuance or delivery of any securities by the Company, of the use of the Prospectuses, and there is no current or pending, or to the Company’s knowledge, contemplated or threatened action, suit, inquiry, investigation or other proceedings for this purpose, and there is, to the best of the Company’s knowledge, no grounds therefor;

(ss)	there is no current or pending, or to the best of the Company’s knowledge, contemplated or threatened action, suit, inquiry, investigation or other proceeding by any securities commission, stock exchange or similar regulatory authority or any other competent authority relating to the Company, the Subsidiary or its directors, officers, other insiders or promoters;

(tt)	other than the Agent, its Sub-Agents and Digital Offering LLC, there is no person, firm or corporation acting or purporting to act at the request of the Company who is entitled to any brokerage or finder’s fee in connection with the transactions contemplated herein, and in the event that any person, firm or corporation acting or purporting to act for the Company establishes a claim for any such fee from the Agent, the Company covenants to indemnify and hold harmless the Agent with respect thereto and with respect to all costs reasonably incurred in defence thereof;

(uu)	the minute books and records of each of the Company and the Subsidiary which the Company has made available to the Agent and its counsel in connection with their due diligence investigation of the Company from the date of incorporation to the date of examination thereof contain copies of all constating documents and all proceedings of securityholders and directors (and committees thereof) (or drafts pending the approval thereof) and are complete and accurate in all material respects;

(vv)	all material facts relating to the Company, the Subsidiary and its assets, properties, liabilities, obligations, business, operations, affairs, prospects or condition (financial or otherwise) or its capital or control, has been fully disclosed to the Agent and its counsel, and any information provided by the Company to the Agent and its counsel was complete and accurate and did not contain any misrepresentation or untrue statement of material fact or omit to state a material fact necessary in order to make such information not false or misleading in the circumstances in which it was made, and in the aggregate constitutes full, plain and true disclosure relating to the Company, the Subsidiary and the Securities;

(ww)	the directors and senior officers of the Company will have reviewed, and the directors of the Company will have duly approved, the Transaction Agreements, the Preliminary Prospectus and the Prospectus at the respective times each is filed with the securities regulators, and the directors of the Company will have duly approved the Agent’s use and distribution of same in connection with the IPO;

(xx)	except as disclosed in the Prospectus, to the knowledge of the Company after due enquiry, none of the directors, officers or shareholders of the Company, the Subsidiary, or any of its associates or affiliates, and none of the advisors to the Company/Subsidiary, has had any material interest, direct or indirect, in any continuing or existing material transaction or has any material interest, direct or indirect, in any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company or the Subsidiary;

(yy)	neither the Company nor the Subsidiary owns or has an interest in any assets material to the Company or the Subsidiary, other than as disclosed in the Prospectus;

(zz)	the offering of the IPO Shares will comply with the requirements of a Regulation A Tier 2 offering, including, but not limited to, the following:

(i)	The Company is a British Columbia corporation, and its principal place of business is in Canada and the United States;

(ii)	The Company is not a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to merge with or acquire an unidentified company or companies;

(iii)	The Company is not an issuer of fractional undivided interests in oil or gas rights, or similar interests in other mineral rights;

(iv)	The Company is not and, after giving effect to the offering and sale of the IPO Shares and the application of the proceeds thereof, will not be registered or required to be registered as an “investment company” or a “business development company” within the meaning of the United States Investment Company Act of 1940, as amended;

(v)	The Company is not, and has not been, subject to an order of the SEC entered pursuant to Section 12(j) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) within five years before the date the Regulation A offering statement was originally filed with the SEC (the “Offering Statement”);

(vi)	The Company is not, and has not previously been, subject to the ongoing reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act, and the Company was not subject to the ongoing reporting requirements of Rule 257 of Regulation A prior to the Company’s filing of the Offering Statement;

(vii)	None of (A) the Company, (B) any predecessor of the Company, (C) any “affiliated issuer” (as defined in Rule 261(a) of Regulation A) of the Company,(D) any director or executive officer of the Company, or any other officer of the Company participating in the Reg A Offering, (E) any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, or (F) any promoter connected with the Company in any capacity at the time of filing the Offering Statement or at the time of any offer or sale in the Reg A Offering after qualification of the Offering Statement is subject to the disqualification provisions of Rule 262 of Regulation A; and

(viii)	To the Company’s best knowledge, none of (i) any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of Securities in the Reg A Offering; (ii) any general partner or managing member of any such solicitor; nor (iii) any director, executive officer or other officer participating in the offering of any such solicitor or general partner or managing member of such solicitor is disqualified under the disqualification provisions of Rule 262 of Regulation A;

(aaa)	The Company is not, nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti bribery or anti corruption laws applicable to the Company, including but not limited to the United States Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (A) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a government official to influence or affect any act or decision of any governmental entity; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (B) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. The Company has not, nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any governmental entity responsible for enforcing anti bribery or anti corruption laws, in each case with respect to any alleged act or omission arising under or relating to non compliance with any such laws, or received any notice, request, or citation from any person alleging non compliance with any such laws; and

(bbb)	the operations of the Company are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental entity (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental entity or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

5.2	The representations and warranties of the Company contained in this Agreement shall be true and correct at the time of the IPO Closing as though they were repeated and made thereat.

6.	Covenants of the Company

6.1	The Company covenants with the Agent and the Purchasers, as covenants that are intended to be contractually enforceable by the Agent and the Purchasers or any one or more of them against the Company, through the assignment of the benefits hereof by the Agent to the Purchasers or otherwise notwithstanding that the Purchasers are not parties to this Agreement, that the Company shall:

(a)	allow the Agent and its counsel to conduct, and will otherwise cooperate with and facilitate the conduct of, all due diligence investigations in connection with the IPO, the Preliminary Prospectus and the Prospectus, the assets, properties, liabilities, obligations, business, operations, affairs, prospects and condition of the Company, the Subsidiary and the Company’s/Subsidiary’s insiders and promoters, which the Agent may require or deem advisable;

(b)	timely file the Prospectus with, and use its best efforts to obtain receipts for the Prospectus from each of the securities regulatory authorities of the IPO Provinces as soon as practicable, and notify the Agent in writing promptly upon obtaining such receipts;

(c)	if any event or circumstances occur which result in the Preliminary Prospectus, Prospectus or any Amendment containing any untrue statement of a material fact or omitting to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made not misleading, or if it shall be necessary to amend or supplement the Prospectus to comply with the Applicable Securities Laws of the IPO Provinces:

(i)	promptly notify the Agent of any such event; and

(ii)	prepare and file an Amendment which will correct such statement or omission or effect full compliance with the Applicable Securities Laws of the IPO Provinces;

(d)	supply the Agent, without charge, with as many copies of the Preliminary Prospectus, the Prospectus and any Amendment as it may reasonably request, promptly upon and in any event within three business days after such request, and such delivery shall constitute:

(i)	the Company’s authorization and consent to the Agent and any Sub-Agents to use the Preliminary Prospectus, the Prospectus and any Amendment in connection with the distribution of the IPO Shares; and

(ii)	the Company’s representation and warranty to the Agent and any Sub-Agents that the Preliminary Prospectus, the Prospectus and any Amendment at the time of its filing and delivery to the Agent or Sub-Agents complied with the requirements of Applicable Securities Laws of the IPO Provinces and that all statements and information contained therein contain no misrepresentation (except information provided by and relating solely to the Agent or Sub-Agents) and constitute full, true and plain disclosure of all material facts relating to the Company, the IPO and the Securities;

(e)	prior to the filing of the Preliminary Prospectus, the Prospectus and any Amendment, allow the Agent and its counsel to participate fully in the preparation and finalization of such documents and any amendments to them, and shall ensure that the form and substance of the Preliminary Prospectus, the Prospectus and any Amendment shall be satisfactory to the Agent and its counsel;

(f)	prior to the Agent signing the certificate page of the Prospectus and, upon the request of the Agent, any Amendment, deliver to the Agent an officers’ certificate in form and content satisfactory to the Agent, dated the date of the Prospectus or any Amendment as the case may be, addressed to the Agent and signed by the Chief Executive Officer, the Chief Financial Officer and such other officers or director of the Company satisfactory to the Agent, certifying to the effect that:

(i)	each such officer has carefully examined the Preliminary Prospectus, the Prospectus or the Amendment, as the case may be;

(ii)	each such document, and in the case of an Amendment, the document(s) which it amends, contains full, true and plain disclosure of all material facts in relation to the Company, the IPO and the Securities; and

(iii)	since the respective dates as of which information is given therein:

(A)	the Company has not incurred any material liabilities or obligations (absolute, accrued or contingent, whether financial or otherwise) or entered into any transaction not in the ordinary course of business;

(B)	there has been no material change (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) in or affecting the assets, liabilities, obligations, business, operations, affairs, prospects, results of operations or financial condition (absolute, accrued, contingent or otherwise), or the capital or control of the Company;

(C)	there is no current or pending, or to the best of the officers’ knowledge, contemplated or threatened action, suit, investigation inquiry or other proceeding to which the Company is subject or to which the property of the Company is subject that would result in any material adverse change in or have a material adverse effect on (actual, anticipated, threatened. proposed or prospective, whether financial or otherwise), the assets, liabilities, obligations, position, business, operations, affairs, prospects, results of operations or financial condition (absolute, accrued, contingent or otherwise), or the capital or control of the Company; and

(D)	to the best of the officers’ knowledge, no event has occurred and there exists no state of facts that is required, under the Applicable Securities Laws of the IPO Jurisdictions or the terms of this Agreement to be set forth in an Amendment that has not been so set forth;

(g)	prior to the filing of the fully executed Prospectus, cause the Company’s auditors to deliver to the Agent and its counsel a comfort letter in form and content satisfactory to the Agent, dated the date of the Prospectus and/or the date of receipt for the Prospectus by the appropriate securities regulatory authority and addressed to the Agent and signed by the auditor verifying the financial information and accounting data, and the accuracy of the financial, accounting, numerical and certain other information disclosed in the Prospectus; and such comfort letter shall also be delivered to the Agent with respect to any Amendment where the financial information and accounting data have changed;

(h)	at the time of the IPO Closing:

(i)	deliver to the Agent an officers’ certificate in form and content satisfactory to the Agent, dated the date of the IPO Closing, addressed to the Agent and signed by the Chief Executive Officer, the Chief Financial Officer and such other officers or directors of the Company satisfactory to the Agent, to the effect that:

(A)	all of the representations and warranties of the Company in the Agreement, and any agreements, instruments, certificates or other documents delivered by it pursuant or supplemental thereto are true and correct and not misleading in any respects as of the time of the IPO Closing, with the same force and effect as if made as at the IPO Closing;

(B)	all of the covenants and conditions of the Company in the Agreement, and any agreements, instruments, certificates or other documents delivered by it pursuant or supplemental thereto to be fulfilled and observed prior to the time of the IPO Closing, have been fulfilled and observed as at the IPO Closing;

(C)	as of the IPO Closing, the Prospectus provides full, true and plain disclosure of all material facts relating to the Company, the IPO and the Securities in accordance with the Applicable Securities Laws of the IPO Provinces, and does not contain any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances in which they were made, not untrue, false or misleading;

(D)	there is no current or pending, or to the best of the officers’ knowledge, contemplated or threatened, action, suit, inquiry, investigation or other proceeding to which the Company is subject or to which the property of the Company is subject that would result individually or in the aggregate in any material adverse change in or have a material adverse affect on (actual, anticipated, threatened, proposed or prospective, whether financial or otherwise), the assets, properties, liabilities, obligations, business, operations, affairs, prospects, results of operations or financial condition (absolute, accrued, contingent or otherwise), or the capital or control of the Company, or on the Prospectus, the Transaction Agreements and any action taken or to be taken thereunder;

(E)	there is no inquiry or other investigation or proceeding regarding the Company or its directors, officers or promoters, including but not limited to a review of the Public Record, being instituted or pending or, to the knowledge of the Company, contemplated or threatened, by the Exchange or any regulatory authority having jurisdiction;

(F)	there is no current or pending, or to the best of the Company’s knowledge, contemplated or threatened, order, ruling, decree or other determination or judgment having the effect of:

(1)	ceasing, halting or suspending trading in any securities of the Company,

(2)	ceasing, halting or suspending trading in any securities by any one or more directors, officers or promoters of the Company; or

(3)	prohibiting the offer, sale, issue or delivery of the Securities, and there is no current or pending, or to the best of the Company`s knowledge, contemplated or threatened, action, suit, inquiry or proceeding for this purpose, and there is, to the best of the Company`s knowledge, no grounds therefor; and

(G)	in addition, with respect to the officers’ certificate for the IPO Closing, since the date as of which information is given in the Prospectus and any Amendment:

(1)	the Company has not incurred or accrued any material liabilities or obligations (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) or entered into any transaction not in the ordinary course of the business,

(2)	there has been no material change (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) in or affecting the assets, liabilities, obligations, results of operations or financial position, business, operations, affairs, prospects, condition, capital or control of the Company, or

(3)	to the best of its knowledge and information, no event has occurred and there exists no state of facts that is required, under the Applicable Securities Laws or the terms of this Agreement to be set forth in an Amendment that has not been so set forth, and further addressing such other matters as the Agent may reasonably request;

(ii)	cause the Company’s counsel to deliver to the Agent a favourable legal opinion or opinions in respect of all matters relating to the Company, the Securities, the IPO, the Prospectus, the Agreement, the Agent’s Warrant Certificates, the Listing Agreement, the Transfer Agent Agreement and the Listing as the Agent may reasonably request in form and content satisfactory to the Agent and such legal counsel, acting reasonably, signed by such legal counsel, dated the date of the IPO Closing and addressed to the Agent and its counsel; and

(iii)	deliver such other confirmations, certificates, instruments and other documents as the Agent or its counsel may reasonably request, including but not limited to, local counsel opinions, U.S. corporate opinion regarding the Subsidiary, a tax opinion with respect to the tax matters set forth in the Prospectus and “bring down” certificate of the Company’s auditor;

(i)	as soon as possible using best efforts, apply for and obtain the Listing and have the common shares of the Company, including the IPO Shares and the Agent’s Warrant Shares, listed or approved for listing, as the case may be, on the Exchange forthwith following the IPO Closing or otherwise on such terms and conditions as may be satisfactory to the Agent, and in any event submit all required documentation and perform such other actions as may be necessary or desirable to have such common shares listed on the Exchange within 14 business days following the IPO Closing (or, if multiple closings, following the final such IPO Closing), subject to standard listing conditions, and also notify the Agent in writing forthwith upon obtaining such Listing;

(j)	duly, punctually and faithfully fulfill all legal requirements to permit the creation, offering, sale and issuance of the Securities, the preparation, execution and delivery of the Preliminary Prospectus and the Prospectus, and the entering into, execution and delivery of the Transaction Agreements, including, without limitation, compliance with all corporate law requirements and Applicable Securities Laws to enable the IPO Shares and the Agent’s Warrants to be distributed pursuant to the Prospectus and in accordance with this Agreement, so that the Securities will constitute lawfully issued and outstanding and fully paid and non-assessable securities of the Company, and so that the Transaction Agreements are enforceable against the Company in accordance with their terms and the Company can lawfully satisfy its obligations under the Transaction Agreements;

(k)	ensure that at the IPO Closing, (i) the IPO Shares and the Agent’s Warrants will be duly and validly authorized, created, and issued; (ii) the IPO Shares when issued will be fully paid and non-assessable securities; and (iii) the Agent’s Warrant Shares will be duly and validly reserved for issuance upon exercise of the Agent’s Warrants and duly and validly authorized and issued as fully paid and non-assessable securities when issued upon exercise of the Agent’s Warrants in accordance with the provisions of the Agent’s Warrant Certificates; and ensure that at all times following the IPO Closing until the exercise or expiry of all of the Agent’s Warrants, the Company has a sufficient number of common shares reserved and available for issuance to satisfy its obligations under the Agent’s Warrants;

(l)	duly, punctually and faithfully file with the securities regulatory authorities of the IPO Jurisdictions and the Exchange in respect of the IPO all required documents and filing fees and do all such acts and things required by the rules, policies or discretion thereof in order to obtain the approval for the IPO, the Preliminary Prospectus and the Prospectus, and the Listing, all on such terms and conditions as may be mutually acceptable to the Company and the Agent, acting reasonably;

(m)	ensure that the creation, as applicable, offer, sale and issuance of the Securities will fully comply with the requirements of the Applicable Securities Laws, including but not limited to the conduct of the IPO, the preparation and filing of the Prospectus and the preparation, filing and payment of filing fees for, within the required time periods, all notices, forms, reports and filings in connection with the IPO to be made after the IPO Closing as the case may be;

(n)	during the period commencing on the date hereof and ending on the conclusion of the distribution of the IPO Shares to the public, promptly inform the Agent of:

(i)	any material change (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) in or affecting the assets, liabilities, obligations, business, operations, affairs, prospects, results of operations or financial position (absolute, accrued, contingent or otherwise), or capital or control of the Company or the Subsidiary, provided that if the Company is uncertain as to whether a change, occurrence or event of the nature referred to in this paragraph has occurred, the Company shall promptly inform the Agent of the full particulars of the change, occurrence or event giving rise to the uncertainty and shall consult with the Agent as to whether the occurrence is of such nature, and thereafter, the Company shall promptly file such new or correcting information or amendments, and other documents as circumstances may require and deliver to the Agent as many copies of such information, amendments and other documents as the Agent may reasonably request;

(ii)	any change of any nature that would result in the Preliminary Prospectus, the Prospectus or any Amendment containing a misrepresentation, or which would result in any of such documents not complying with the Applicable Securities Laws;

(iii)	any material change (actual, anticipated, threatened, proposed or prospective, whether financial or otherwise) in or affecting any of the representations and warranties of the Company made in this Agreement;

(iv)	any communication to or from any securities commission, stock exchange, or similar regulatory authority or by any other competent authority relating to the Public Record or to the distribution of any of the Securities (including without limitation in relation to the Preliminary Prospectus and the Prospectus), or any request for information or action, and provide a copy thereof to the Agent;

(v)	any request of any securities commission, stock exchange or similar regulatory authority or by any other competent authority for any information relating to the Company or its directors, officers, insiders or promoters; and provide a copy thereof to the Agent; or

(vi)	the issuance by a securities commission, stock exchange or similar regulatory authority or by any other competent authority of any order to cease or suspend trading of any securities of the Company or of the institution or threat of institution of any proceedings for that purpose;

(o)	during the period commencing on the date hereof and ending on the conclusion of the distribution of the IPO Shares to the public (or such longer period as may be specified in the respective representation, warrant, covenant or condition), do all such acts and things required to ensure that:

(i)	all of the representations and warranties of the Company contained in this Agreement and any agreements, instruments, certificates or other documents delivered by it pursuant hereto or supplemental hereto remain true and correct at all times;

(ii)	all of the covenants and conditions to be satisfied and observed by the Company contained in this Agreement, and any agreements, instruments, certificates or other documents delivered by it pursuant hereto or supplemental hereto are satisfied and observed as soon as is practicable and thereafter remain satisfied and observed at all times; and

(iii)	all of the closing conditions in this Agreement for the benefit of the Agent are met and remain satisfied, and otherwise refrain from doing all such acts and things that would result in any of the foregoing representations and warranties being untrue or incorrect, covenants and conditions being unsatisfied or unobserved or closing conditions being unmet;

(p)	both before and after the IPO Closing, duly, punctually and faithfully comply with the requirements of the Applicable Securities Laws and use best efforts to maintain its status as a “reporting issuer” not in default in the IPO Provinces (and in any jurisdictions that it may subsequently become a “reporting issuer”) until the exercise or expiry of the last of the Agent’s Warrants; and

(q)	both before and after the IPO Closing, duly, punctually and faithfully comply with the rules, regulations, policies, discretionary decisions and other requirements of the Exchange, and use best efforts to maintain the Listing until the exercise or expiry of the last of the Agent’s Warrants;

(r)	use best efforts to ensure that the proceeds of the IPO received by the Company are used for the purposes and in the manner set forth in the Prospectus; and

(s)	except as disclosed in the Prospectus, not settle any debt or other obligation owing by the Company or the Subsidiary to its insiders or their associates and affiliates (including but not limited to any interest thereon), as of the date of the IPO Closing, with any proceeds of the IPO.

7.	Representations and Warranties of the Agent

7.1	The Agent represents and warrants to the Company, and acknowledges that the Company is relying on such representations and warranties in entering into this Agreement, that it:

(a)	holds all registrations, licenses and permits that are required for carrying on its business in the manner in which such business is being carried on and as contemplated hereby and is duly qualified to carry on business in the IPO Provinces;

(b)	has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c)	is, and will remain until the completion of the IPO, appropriately registered under the Applicable Securities Laws in the IPO Provinces so as to permit it to lawfully fulfill its obligations hereunder.

7.2	The representations and warranties of the Agent contained in this Agreement shall be true and correct at the time of the IPO Closing as though they were made at the IPO Closing.

8.	Covenants of the Agent

8.1	The Agent covenants with the Company that it shall:

(a)	conduct its activities in connection with the distribution of the IPO Shares in compliance with the Applicable Securities Laws and fulfil all legal requirements to be fulfilled by it to act as the Company’s agent in undertaking the IPO in the IPO Provinces;

(b)	in respect of the IPO, not solicit or conduct selling efforts in any jurisdiction other than the IPO Provinces;

(c)	use its best efforts to obtain subscriptions for the IPO Shares, and cause the Purchasers to complete any forms and other documents required by the Applicable Securities Laws in connection with the completion of the IPO;

(d)	not make any representations or warranties or disclose any facts with respect to the Company or the IPO Shares other than as set forth in the Prospectus, subject to section 16.1; and

(e)	subject to the completion of satisfactory due diligence by and on behalf of the Agent, take all steps as may be reasonably necessary to assist the Company in complying with the requirements of the securities regulatory authorities in the IPO Provinces and in its application for the Listing.

9.	Closing Conditions in Favour of the Agent and Purchasers

9.1	The following are conditions of the Agent’s obligations under this Agreement and the Purchasers’ obligations to complete the purchase of the IPO Shares, which conditions the Company shall use best efforts to have fulfilled at or prior to the time of the IPO Closing and which conditions may be waived in writing, in whole or in part by the Agent, on its own behalf and on behalf of the Purchasers:

(a)	the Company having taken all actions required to be taken to duly and validly conduct the IPO, to offer, sell, create, reserve, issue and deliver the respective Securities as contemplated herein, to prepare, execute and deliver the Prospectus, and to enter into, execute, deliver and perform its obligations under the respective Transaction Agreements, including, without limitation:

(i)	the passing of all requisite resolutions of the directors and shareholders of the Company and the satisfaction of all other corporate approvals and requirements;

(ii)	the making of all necessary filings with the securities regulatory authorities of the IPO Jurisdictions and the Exchange; and

(iii)	the receipt from the securities regulatory authorities of the IPO Jurisdictions and any other third parties of any and all required authorizations, approvals and consents for the IPO and the Transaction Agreements, on such terms as may be mutually acceptable to the Company and the Agent, acting reasonably;

(b)	all of the representations and warranties of the Company in the Agreement and any agreements, instruments, certificates or other documents delivered by it pursuant or supplemental thereto being true and correct as of the time of the IPO Closing, with the same force and effect as if made as at the IPO Closing;

(c)	all of the covenants and conditions of the Company in the Agreement and any agreements, instruments, certificates or other documents delivered by it pursuant or supplemental thereto to be fulfilled and observed prior to the time of the IPO Closing having been fulfilled and observed as at the IPO Closing;

(d)	as at the time of the IPO Closing:

(i)	each of the Company and the Subsidiary being duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, continuation, amalgamation or other formation;

(ii)	there being no inquiry or other investigation or proceeding regarding the Company or the Subsidiary, or its directors, officers or promoters, including but not limited to a review of the Public Record, being instituted or pending or, to the knowledge of the Company, contemplated or threatened, by the Exchange or any regulatory authority having jurisdiction;

(iii)	there being no order:

(A)	ceasing, halting or suspending trading in any securities of the Company,

(B)	ceasing, halting or suspending trading in any securities by any one or more directors, officers or promoters of the Company, or

(C)	prohibiting the offer, sale, issue or delivery of the Securities being issued, and no proceedings for such purpose being instituted or pending or, to the knowledge of the Company, contemplated or threatened, by any regulatory authority having jurisdiction; and

(iv)	since the respective dates as of which information is given in the Prospectus:

(A)	neither the Company nor the Subsidiary having incurred any material liabilities or obligations (absolute, accrued or contingent, whether financial or otherwise) or entered into any transaction not in the ordinary course of business;

(B)	there having been no material change (actual, anticipated, contingent, proposed or threatened, whether financial or otherwise) in or affecting the assets, liabilities, obligations, business, operations, affairs, prospects, results of operations or financial condition (absolute, accrued, contingent or otherwise), or the capital or control of the Company or the Subsidiary;

(C)	there being no current or pending, contemplated or threatened action, suit, investigation inquiry or other proceeding to which either the Company or the Subsidiary is subject or to which the property of the Company/Subsidiary is subject that would result in any material adverse change in or have a material adverse effect on (actual, anticipated, threatened, proposed or prospective, whether financial or otherwise) the assets, liabilities, obligations, position, business, operations, affairs, prospects, results of operations or financial condition (absolute, accrued, contingent or otherwise), or the capital or control of the Company/Subsidiary, or on the Prospectus, the Transaction Agreements and any action taken or to be taken thereunder; and

(D)	no event having occurred and there existing no state of facts that is required, under the Applicable Securities Laws or the terms of this Agreement to be set forth in an Amendment that has not been set forth;

(e)	the Company having delivered the requisite closing documents, officers’ certificates, legal opinions, comfort letters and such other confirmations, certificates, instruments and other documents as the Agent may reasonably request pursuant this Agreement;

(f)	the creation, offer, sale, issuance and delivery of the Securities in accordance with the terms hereof fully complying with the requirements of applicable corporate laws and securities laws, including but not limited to the Applicable Securities Laws;

(g)	the Prospectus:

(i)	having been filed with and accepted by the securities regulatory authorities in the IPO Provinces,

(ii)	being in compliance with all the requirements of the Applicable Securities Laws of the IPO Provinces, and

(iii)	containing full, true and plain disclosure of all material facts relating to the Company, the Subsidiary, the IPO and the Securities, in accordance with the Applicable Securities Laws of the IPO Provinces, and not containing any misrepresentation or any untrue, false or misleading statement of material fact or any omission to state any material fact necessary to make the statements therein, in light of the circumstances, not untrue, false, or misleading;

(h)	the Company having delivered to the Agent confirmation in writing from the Exchange conditionally accepting the Listing subject only to customary conditions and the receipt of customary documentation in connection therewith, and otherwise in form and content satisfactory to the Agent, acting reasonably; and

(i)	the Agent being satisfied with the results of its due diligence investigations.

10.	Closing

10.1	The IPO Closing shall be completed electronically, at such time or times and on such date or dates as may be agreed upon by the Company and the Agent within the time period allowed by the Applicable Securities Laws.

10.2	At the IPO Closing, the Agent shall deliver or cause to be delivered to the Company one or more certified cheques or bank drafts, or wire transfer made payable to the order of the Company in an aggregate amount equal to (i) the gross proceeds of the IPO raised by the Agent, less (ii) the Agent’s Commission on proceeds raised by the Agent and the Expenses incurred to date (less any retainer and any amounts advanced by the Company to the Agent prior to the IPO Closing towards the payment of the Expenses).

10.3	At the IPO Closing, the Company shall deliver or cause to be delivered to the Agent:

(a)	a certified copy of the directors’ resolutions approving the IPO, the Preliminary Prospectus and the Prospectus, the Agreement, the Agent’s Warrant Certificates, the Listing Agreement, the Transfer Agent Agreement, the creation, reservation, offer and sale (as the case may be) of the Securities issued or issuable in connection with the IPO, and such other matters in relation therewith as counsel may deem necessary or appropriate;

(b)	a certified copy of the constating documents of the Company and the Subsidiary;

(c)	a copy of the receipt for the Prospectus from the securities regulatory authority of each IPO Provinces;

(d)	a copy of the conditional approval for the Listing from the Exchange;

(e)	a copy of all other authorizations, consents, approvals and other documents in respect of the IPO (including but not limited to the satisfaction of the conditions thereof), the Preliminary Prospectus and Prospectus, and Transaction Agreements that the Agent may reasonably request;

(f)	a copy of this Agreement, duly and validly executed by the Company;

(g)	certificates representing, or evidence satisfactory to the Agent of the non-certificated issue of, the IPO Shares sold pursuant to the IPO, as applicable, in such amounts and registrations as requested by the Agent;

(h)	certificates representing the Agent’s Warrants, as applicable, in such amounts and registrations as requested by the Agent; and

(i)	the comfort letters, legal opinions, officers’ certificates and such other certificates, instruments, consents, authorizations, approvals and documents that may be requested by the Agent, acting reasonably, pursuant to the terms of this Agreement.

10.4	At the IPO Closing, all documents and payments shall be held in escrow until all documents and payments have been delivered and all parties present at the respective IPO Closing have agreed that the escrow is terminated, and thereafter the documents and payments shall be released from escrow to the parties entitled thereto.

10.5	All of the representations, warranties and covenants of the Company contained in this Agreement and contained in any agreement, instrument or other documents delivered by the Company pursuant to this Agreement shall survive the purchase and sale of the IPO Shares and the issue of the Agent’s Warrants, and shall continue in full force and effect unaffected by any subsequent exercise, disposition or acquisition of any of the Securities, as the case may be, for a period expiring on the exercise or expiry of the last of the Agent’s Warrants, or such longer period as may be specified in the respective representation, warranty or covenant. The Agent and the Purchasers are entitled to rely on the aforesaid representations, warranties and covenants of the Company notwithstanding any investigation which the Agent or the Purchasers may undertake or which may be undertaken on their behalf.

11.	Expenses

11.1	Whether or not the transactions contemplated by this Agreement proceed or complete, the costs and expenses of or incidental to the creation, issue and offering of the IPO Shares including the fees and expenses of counsel, auditors, qualified persons, consultants and other experts retained for the Company; and subject to section 11.2 below, all expenses (the “Expenses”) incurred by the Agent in connection with the IPO and the Agent’s due diligence including without limitation the legal expenses of the Agent, the cost of printing and delivering the certificates for the IPO Shares, the fees and disbursements of the transfer agent, the cost of preparing, printing and delivering the Preliminary Prospectus, Prospectus and any Amendment to and by the Agent and the associated fees prescribed by the Applicable Securities Laws in connection with the IPO and the application for and obtaining of the Listing shall be paid by the Company. The Company will pay the non-refundable amount of the Expenses incurred by the Agent and the Agent’s legal expenses from time to time as requested by the Agent by wire transfer, bank draft or certified cheque payable to the Agent or counsel to the Agent or in such other manner as is acceptable to the Agent.

11.2	The legal expenses of the Agent shall not exceed $55,000 (excluding disbursements and taxes) without the prior consent of the Company, which consent shall not be unreasonably withheld. The Agent acknowledges receipt of $30,000 from the Company as a retainer for such expenses.

12.	Garnishing Orders

12.1	If at any time, up to and including the IPO Closing, the Agent receives a garnishing order or other form of attachment purporting to garnish or attach, in respect of a debt alleged of the Company or the Subsidiary, a part or all of the subscription price of the IPO Shares, the Agent may pay the amount purportedly attached or garnished into court.

12.2	Any payment by the Agent into court contemplated in this section is deemed to have been received by the Company as payment by the Agent against the subscription price of the IPO Shares to the extent of the amount paid, and the Company is bound to issue and deliver the IPO Shares proportionately to the amount paid by the Agent.

12.3	The Agent is not bound to ascertain the validity of any garnishing order or attachment, or whether in fact it attaches any monies held by the Agent, and the Agent may act with impunity in replying to any garnishing order or attachment.

12.4	The Company will release, indemnify and save harmless the Agent in respect of all damages, costs, expenses or liability arising from any acts of the Agent under this section.

13.	Indemnity and Contribution

13.1	The Company shall protect, indemnify and hold harmless the Agent and any Sub-Agents, any subsidiaries and affiliates thereof and their respective directors, officers, shareholders, partners, employees, agents solicitors and any associates thereof (the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all actual or threatened claims, actions, suits, investigations, proceedings, losses, costs, charges, expenses (including legal), payments and other damages, liabilities and obligations, which they may directly or indirectly suffer or incur by reason of the IPO, the Transaction Agreements, the Prospectuses and any Amendment, including but not limited to:

(a)	the Company not complying with any requirement of any laws, including the Applicable Securities Laws, or any other requirement of a competent regulatory authority, in connection with the IPO, the Prospectuses or the Transaction Agreements;

(b)	the Company failing to obtain or satisfy the conditions of any requisite regulatory or third-party authorization, consent or approval for the IPO, the Prospectuses or the Transaction Agreements;

(c)	any information or statement (except relating solely to and supplied by the Agent) contained in the Public Record, Prospectuses, any amendment thereto or in any supplemental, additional or ancillary material, information, statement, notice, report or other instrument or document that may be filed by or on behalf of the Company under the Applicable Securities Laws prior to the IPO Closing being or alleged to be a misrepresentation;

(d)	the omission or alleged omission to state in the Public Record, Prospectuses, any amendment thereto or in any supplemental, additional or ancillary material, information, statement, notice, report or other instrument or document that may be filed by or on behalf of the Company under the Applicable Securities Laws prior to the IPO Closing, any material fact or material information (except relating solely to and supplied by the Agent) required to be stated therein or necessary to make any statements therein complete, informative or not misleading in light of the circumstances under which it was made;

(e)	the Company failing to satisfy or comply with any of the provisions of any of the Transaction Agreements or any instrument or document pursuant to or supplemental thereto, including but not limited to any breach or default under any representation, warranty or covenant herein or therein contained;

(f)	any order, inquiry, investigation, proceeding or other action is made, instituted, contemplated or threatened by any regulatory authority or other competent authority into the affairs, records or accounts of the Company; and

(g)	any prohibition affecting the distribution or trading of the IPO Shares or any other of the Securities, which may be ordered by any one or more competent authorities if such prohibition is based on any statement or omission made by the Company in the Prospectus, any amendment thereto or in any supplemental, additional or ancillary material, information, statement, notice, report or other instrument or document that may be filed by or on behalf of the Company under the Applicable Securities Laws prior to the IPO Closing.

13.2	If any claim is asserted against an Indemnified Party in respect of which indemnity may be sought from the Company pursuant to the provisions hereof, or if any such potential claim comes to the knowledge of an Indemnified Party, the Indemnified Party concerned shall notify the Company in writing as soon as possible of the nature of such claim, always provided that the failure to so notify shall not affect the Company’s liability under this paragraph (except to the extent that such failure has materially and adversely affected the Company’s ability to reduce the amount of such claim), and the Company shall be entitled (but not required) to assume the defence thereof at its expense. Any such defence shall be through legal counsel reasonably acceptable to the Indemnified Party and no admission of liability or settlement shall be made by the Company or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such claim and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a)	the employment of such counsel has been authorized by the Company;

(b)	the Company determines to but fails to assume the defence of such claim on behalf of the Indemnified Party within a reasonable period of receiving notice of such claim, provided that the expiration of such period shall be deemed to occur on the second clear business day immediately preceding the date by which the Indemnified Party is required by law (in the absence of agreement to the contrary) to take action (such as the filing of an appearance or its equivalent) in connection with defending such claim; or

(c)	the Indemnified Party shall have been advised by counsel that representation of the Company and Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them or the nature of one or more legal defences that are or may be available to the Indemnified Party or the Company that are different from or in addition to those available to the other, and in each such case the Company shall not have the right to assume the defence of such claim on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, up to a total of two separate counsel. The indemnity herein provided shall remain in full force and effect until all possible liability of the Indemnified Parties arising out of the transactions contemplated herein is extinguished by operation of law, and shall not be limited or affected by any other right to indemnity or contribution which any Indemnified Party may have by statute or otherwise at law, and shall not be limited or affected by any other right to indemnity or contribution obtained by an Indemnified Party from any other person. To the extent that any Indemnified Party is not a party to this Agreement, the parties acknowledge and agree that the Agent shall obtain and hold the rights and benefits of the indemnity herein provided in trust for and on behalf of such Indemnified Party.

13.3	The Company consents to personal jurisdiction and service and venue in any court in the IPO Jurisdictions which any claim which is subject to indemnification hereunder is brought against any Indemnified Party, and to the assignment of the benefit of this section to any Indemnified Party for the purpose of enforcement.

13.4	If a court of competent jurisdiction or a regulatory authority determines in a final judgment or ruling, respectively, from which no appeal can be made, that any losses, costs, damages, liabilities or other obligations resulted from the actions or conduct taken or not taken by the Indemnified Party claiming indemnity dishonestly, illegally, fraudulently, in bad faith or through gross negligence or wilful misconduct, the rights of indemnity contained herein shall not apply to the extent of the losses, costs, damage, liabilities or other obligations caused by such actions or conduct taken or not taken.

13.5	If the indemnity provided for in this Article 13 is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or for any other reason, the Agent and the Company shall contribute to the aggregate of all losses, costs, charges, expenses (including legal), payments and other damages, liabilities and obligations of the nature provided for above such that the Agent shall be responsible for that portion represented by the percentage that the Agent’s Commission received by the Agent under this Agreement bears to the gross proceeds realized from the IPO and the Company shall be responsible for the balance, provided that, in no event, shall the Agent be responsible for an amount in excess of the Agent’s Commission. Notwithstanding the foregoing, a person guilty of fraudulent misrepresentation, wilful misconduct or gross negligence shall not be entitled to contribution from any other party under this Agreement. Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit, investigation or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this section, notify such party or parties for whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable to contribute pursuant to this section unless such notice shall have been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this section. The right to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Agent may have by statute or otherwise by law.

14.	Termination

14.1	The Agent shall be entitled, at its option, to terminate its obligations under this Agreement and the IPO, and the Purchasers’ obligations to otherwise purchase the IPO Shares, without liability on its part, by notice to that effect delivered to the Company at any time prior to the IPO Closing if:

(a)	any order, action or proceeding which cease trades, suspends or otherwise operates to prevent, prohibit or restrict the distribution or trading of the common shares or any other securities of the Company is made or proceedings are announced, commenced or threatened for the making of any such order, action or proceeding by a securities regulatory authority (including the Exchange);

(b)	there should occur any material change, change of a material fact, occurrence, event, fact or circumstance or any development or a new material fact shall arise which has or would be expected to have, in the sole opinion of the Agent, acting reasonably and in good faith, a material adverse effect on the business, operations, affairs or financial condition of the Company or the Subsidiary, taken as a whole, or on the market price, value or marketability of the common shares;

(c)	any inquiry, action, suit, investigation or other proceeding, whether formal or informal (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality or any securities regulatory authority or any law or regulation is enacted or changed which would cease trading in the common shares or, in the opinion of the Agent, acting reasonably and in good faith, operates to prevent or restrict materially the trading or distribution of the common shares or materially adversely affects or will materially adversely affect the market price, value or marketability of the common shares;

(d)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including any natural catastrophe) or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or similar event or any governmental action, change of applicable law or regulation (or the interpretation or administration thereof), inquiry or other occurrence of any nature whatsoever, including by a result of the novel coronavirus (COVID-19) pandemic, which in each case, in the opinion of such Agent, seriously adversely affects, or involves, or might reasonably be expected to seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company and the Subsidiary (taken as a whole), the market for the Company’s securities, the Agent’s ability to perform its obligations under this Agreement or a Purchaser’s decision to purchase the IPO Shares;

(e)	the Agent, acting reasonably, determines that the Company is in breach of any material term, condition or covenant of this Agreement or in the other Transaction Agreements or any representation or warranty given by the Company in this Agreement or in the other Transaction Agreements becomes or is false in any material respect and cannot be cured;

(f)	the Agent shall become aware, as a result of their due diligence review or otherwise, of any adverse material change with respect to the Company (in the sole opinion of the Agent, acting reasonably) which had not been publicly disclosed or disclosed to the Agent prior to the date hereof and which would have a material adverse effect or the market price or value of the common shares;

(g)	the Agent, acting reasonably, is not satisfied with the results of its due diligence investigations;

(h)	any new or amended Prospectus discloses information which, in the sole opinion of the Agent, may result in the subscribers for a material number of IPO Shares exercising their rights under Applicable Securities Laws or otherwise to withdraw from or rescind their purchase thereof at any time prior to the IPO Closing, including in such amounts that would result in the Company being unable to complete the Minimum Offering;

(i)	following a consideration of the business, affairs, operations, properties, products, assets, history or prospects of the Company (financial or otherwise), or its principals and promoters, or the state of the financial markets in general, or the state of the market for the Company’s securities in particular, the Agent determines, in its sole discretion, that it is not in the interest of the Purchasers to complete the purchase and sale of the IPO Shares;

(j)	the Agent determines, acting reasonably, that the state of the financial markets, whether national or international, is such that the common shares cannot be profitably marketed; or

(k)	the Agent and the Company agree in writing to terminate this Agreement.

14.2	The Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions of this Agreement without prejudice to its rights in respect of any other terms and conditions of this Agreement or any other or subsequent default, breach or non-compliance by the Company of the terms and conditions of this Agreement provided, however, that any waiver or extension must be in writing and signed by the Agent in order to be binding upon it. If the Agent terminates this Agreement and the Purchasers’ obligations to otherwise purchase the IPO Shares pursuant to this section, there shall be no further liability on the part of the Agent or the Purchasers. Notwithstanding the termination of this Agreement pursuant to this section, the provisions of Article 11 “Expenses”, Article 12 “Garnishing Orders”, Article 13 “Indemnity and Contribution” and Article 14 “Termination” shall survive such termination. The right of the Agent to terminate its obligations under this Agreement is in addition to such other remedies as it has or may have in respect of any default, breach or non-compliance by the Company in respect of any provision of or matter contemplated by this Agreement.

15.	Press Releases

15.1	Subject to the requirements of applicable laws, any press release of the Company relating to the IPO will be provided to the Agent not less than 24 hours in advance of its release, and the Company will use its best efforts to agree to the form and content thereof with the Agent prior to the release thereof.

16.	Miscellaneous

16.1	All information, data, advice and opinions furnished to the Agent, and furnished by the Agent to its counsel, in connection with the Agent’s engagement hereunder, will be treated as confidential (except such information, data, advice and opinions which are now or hereafter become publicly available or publicly known from time to time, other than as a result of improper disclosure by the Agent, or are required by law or legal proceedings to be disclosed) and will be used by the Agent only in connection with the Agent’s engagement hereunder. In connection with the Agent’s activities hereunder, the Company may from time to time specifically authorize the Agent (including verbally) to discuss the information, data, advice and opinions with or deliver it to third parties, on the basis that the confidentiality of such information, data, advice and opinions will be maintained and preserved by such third parties.

16.2	Any notice or other communication to be given hereunder shall be in writing and delivered or emailed as follows:

(a)	if to the Company to:

Modern Mining Technology Corp.
Suite 1500 – 1055 West Georgia Street
Vancouver, BC V6E 4N7

Attention: Mr. Kuljit Basi
Email: jbasi@modernmining.com

with a copy to (which shall not constitute notice hereunder):

McMillan LLP
Suite 1500 – 1055 West Georgia Street
Vancouver, BC V6E 4N7

Attention: Barbara Collins
E-mail: barbara.collins@mcmillan.ca

(b)	if to the Agent to:

Research Capital Corporation
Suite 1920 – 1075 West Georgia Street
Vancouver, BC V6E 3C9

Attention:	Jovan Stupar
Email:	jstupar@researchcapital.com

with a copy to (which shall not constitute notice hereunder):

Vantage Law Corporation
Suite 430 – 605 Robson Street
Vancouver, BC V6B 5J3

Attention:	John Rhee

Email: jrhee@vantagelawcorp.com

Any such notice or other communication shall be deemed to have been given and received on the day of delivery if delivered, and the first day after being emailed if emailed, always provided that if such day is not a business day in the location where it is emailed or delivered, it shall be deemed to have been given and received on the first business day thereafter.

16.3	This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes any prior agreements with respect thereto between the parties including the engagement letter signed February 4, 2026 (as amended by the email exchange between the parties on July 2, 2026) and the agency agreement dated September 8, 2026 between the Company and the Agent. The parties shall execute and deliver any and all such further instruments and other documents and perform any and all such further acts and other things as may be necessary or desirable to carry out the intent of this Agreement.

16.4	Any amendments hereto or waivers in respect hereof shall only be effective if made in writing and executed by the parties or the person giving the waiver, as the case may be. The Agent may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition of this Agreement, or extend the time for compliance, without prejudice to any other rights in respect of any other representation, warranty, term or condition of this Agreement or any breach of, default under or non-compliance with them. No waiver of any provision shall constitute a waiver of any other provision or act as a continuing waiver unless such is expressly provided for.

16.5	If one or more of the provisions contained in this Agreement is determined to be invalid, illegal or unenforceable in any respect, such provision shall either be severed from this Agreement or this Agreement shall be construed as if such provision had never been contained in it.

16.6	This Agreement, any amendment, addendum or supplement hereto, and all other instruments and documents relating hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia governing contracts made and to be performed wholly therein, and without reference to its principles governing the choice or conflict of laws. The parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of British Columbia, sitting in the City of Vancouver, with respect to any dispute related to or arising from this Agreement.

16.7	This Agreement may be executed in one or more counterparts, all of which when so executed shall constitute one and the same Agreement, bearing the date set forth on the face page hereof notwithstanding the date of execution or delivery. This Agreement and any counterpart thereof may be delivered by electronic delivery, or email and when so delivered shall be deemed to be an original.

16.8	The terms and conditions of this Agreement shall be binding upon, and enure to the benefit of, the Company and the Agent and their respective successors and permitted assigns, provided that, except as herein provided, this Agreement shall not be assignable by any party without the written consent of the others.

16.9	Time shall be of the essence hereof.

[Signatures on the next page.]

If this Agreement accurately reflects the terms of the transaction which the Agent and the Company are to enter into, and if such terms are agreed to by the Company, please communicate acceptance by executing a copy of this letter where indicated below and returning it to the Agent upon such execution. Upon such execution and delivery, this Agreement shall constitute a binding agreement between the Company and the Agent.

Yours truly,

RESEARCH CAPITAL CORPORATION

Per:	/s/ Jovan Stupar
Authorized Signatory

Accepted as of the date set out on the first page of this Agreement.

MODERN MINING TECHNOLOGY CORP.

Per:	/s/ Kuljit Basi
Authorized Signatory